NEWS RELEASE: November 21, 2007

ALMADEN APPOINTS NEW CHIEF FINANCIAL OFFICER AND CONTROLLER

Almaden Minerals Ltd. (“Almaden”, “the Company”; AMM – TSX; AAU – AMEX) is pleased to announce that it has appointed Mark T. Brown, CA as its Chief Financial Officer.

Mr. Brown obtained a Bachelor of Commerce degree from the University of British Columbia in 1990 and qualified as a Chartered Accountant in 1993 while working with PricewaterhouseCoopers, Chartered Accountants. In the mid 1990’s Mr. Brown was the controller of Miramar Mining Corporation and Eldorado Gold Corporation. From the late 1990’s until the present, Mr. Brown has assembled a highly qualified financial team at Pacific Opportunity Capital Ltd. where he is President and a Director.

Dione Bitzer, CMA, who has acted as CFO for Almaden since 2002, will continue with Almaden in her new role of Controller.

Mr. Duane Poliquin, Chairman and CEO commented, “Dione Bitzer has done tremendous work to bring the Company into compliance with the new regulatory environment and we are very pleased that she will remain as the Controller of the company. We are also very glad to have expanded our financial team with Mr. Mark Brown as our new CFO. Mr. Brown’s experience and qualifications are very important to the Company in this era of increased financial reporting obligations.”

ABOUT ALMADEN

Almaden is a mineral exploration and development company with a track record of making new discoveries in Canada and Mexico. Almaden currently has 14 active joint venture and option agreements. This includes 11 agreements under which other companies are earning an interest in the Almaden projects. Almaden also retains NSR royalty interest in 8 properties. Almaden has approximately $20 million in working capital, no debt, and holds approximately a 41% interest in Tarsis Capital Corp. (TCC - TSX).

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.